UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

May 29, 2014

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 20 1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lombard Medical Technologies, Inc.
15420 Laguna Canyon Road
Suite 260
Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

On May 23 and 27, 2014, two directors of Lombard Medical, Inc. (the “Company”) purchased ordinary shares of the Company.   On May 23, 2014, the Company’s CEO, Simon Hubbert, purchased 1,750 shares in an open market transaction at a price of $8.589 and on May 27, 2014, Simon Neathercoat, a Non-executive Director, purchased 1,800 shares in an open market transaction at a price of $8.314.  Immediately following these transactions, Mr. Hubbert held 3,414 and Mr. Neathercoat held 7,339 shares of the company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

		By:	/s/ Ian Ardill

Ian Ardill
Chief Financial Officer

Date:	May 29, 2014